AB 3/11

08029685

8-40844

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

SEC Mail Processing Section

MAR 04 2008

Washington, DC 104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corporaton

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway, Suite 345
(No. and Street)

Kansas City, MO 64112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Dyer (816) 561-5755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 Lenexa KS 66219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, David Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allliance Affiliated Equities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN C. SCHMITT
Notary Public, State of Missouri
Clay County
Commission # 06825451
My Commission Expires January 17, 2010

[signature]
Signature

PRESIDENT
Title

[signature: Susan C Schmitt]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Affiliated Equities Corporation

Financial Statements for the
Years Ended December 31, 2007 and 2006
and Independent Auditors' Report

ALLIANCE AFFILIATED EQUITIES CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliance Affiliated Equities Corporation
Kansas City, Missouri

We have audited the accompanying balance sheets of Alliance Affiliated Equities Corporation (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Co.

January 28, 2008

ALLIANCE AFFILIATED EQUITIES CORPORATION

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
Certificate of deposit	16,915	16,039
Other receivable	1,286	-
Investments	-	123,160
Prepaid NASD fees	11,072	12,000
Total current assets	29,273	151,199
FIXED ASSETS		
Office equipment	6,432	6,432
Accumulated depreciation	(6,432)	(6,432)
	-	-
	$ 29,273	$ 151,199
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 12,030	$ 6,184
STOCKHOLDER'S EQUITY		
Non-cumulative preferred stock, $10.00 par value, 2,500,000 shares authorized, none issued	-	-
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding	7,500	7,500
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued	-	-
Additional paid-in capital	11,500	11,500
Retained Earnings (Deficit)	(1,757)	66,855
Unrealized gain on available-for-sale securities	-	59,160
	17,243	145,015
	$ 29,273	$ 151,199

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commission Income	$ 2,243,058	$ 2,600,094
EXPENSES		
Commissions and salaries	589,845	405,797
Service fees	1,705,380	2,047,542
Regulatory Agencies Registration Fees	15,216	14,175
Other	106,313	77,081
	2,416,754	2,544,595
NET INCOME (LOSS) FROM OPERATIONS	(173,696)	55,499
OTHER INCOME (EXPENSES)		
Gain on sale of investments	68,830	-
Interest and dividend income	442	753
Other income	35,812	5,401
	105,084	6,154
NET INCOME (LOSS) BEFORE TAXES	(68,612)	61,653
INCOME TAX EXPENSE	-	6,184
NET INCOME (LOSS)	$ (68,612)	$ 55,469

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net income (loss)	$ (68,612)	$ 55,469
Gain on sale of investments	(68,830)	-
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Change in certificate of deposit	(876)	(16,039)
Change in other receivable	(1,286)	-
Change in prepaid expenses	928	(80)
Change in accrued liabilities	5,846	6,184
Cash provided (used) by operating activities	(132,830)	45,534
INVESTING ACTIVITIES		
Proceeds from sale of investments	132,830	-
Purchase of investments	-	(64,000)
Cash provided (used) by investing activities	132,830	(64,000)
NET CHANGE IN CASH	-	(18,466)
CASH, BEGINNING OF YEAR	-	18,466
CASH, END OF YEAR	$ -	$ -

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Class A Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Unrealized gain on available-for-sale securities	Comprehensive Income	Total
Balances, December 31, 2005	$ 7,500	$ 11,500	$ 11,386	$ -		$ 30,386
Net income			55,469		55,469	55,469
Change in unrealized gain on available-for-sale securities				59,160	59,160	59,160
					$ 114,629	
Balances, December 31, 2006	7,500	11,500	66,855	59,160		145,015
Net loss			(68,612)		(68,612)	(68,612)
Change in unrealized gain on available-for-sale securities				(59,160)	(59,160)	(59,160)
					$ (127,772)	
Balances, December 31, 2007	$ 7,500	$ 11,500	$ (1,757)	$ -		$ 17,243

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business - Alliance Affiliated Equities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA, formerly the National Association of Securities Dealers (NASD). The Company is a Texas Corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Kansas City, Missouri.

b. Revenue Recognition - Fees from commissions and the related costs are recognized in the period in which the commissions are actually received from the sponsor.

c. Investment Securities – The Company determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Debt securities are classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost and investment income is included in earnings.

Securities that are not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of stockholder's equity.

d. Office Equipment - Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

e. Advertising Costs - Advertising costs are expensed as incurred.

f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2.SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $23,328 and $0 at December 31, 2007 and 2006. A corresponding valuation allowance of the same amount was recorded at December 31, 2007.

4.NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had allowable net capital of $6,171 and $133,015, which was in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2007 was 1.95 to 1.

5.REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2007 and 2006; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 are also omitted.

6.RELATED PARTY TRANSACTIONS

In 2007 and 2006, service fees of $1,705,380 and $2,047,542 were paid to a corporation owned by the Company's sole stockholder.

* * * * *

ALLIANCE AFFILIATED EQUITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL

Total Stockholder's Equity	$ 17,243
Less Non-Allowed Assets	
Prepaid NASD fees	11,072
Net Capital	$ 6,171
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 12,030
Ratio of aggregate indebtedness to net capital	1.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report, as amended	$ 6,171
Net Capital reported above	$ 6,171

ALLIANCE AFFILIATED EQUITIES CORPORATION

Schedule II

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

ALLIANCE AFFILIATED EQUITIES CORPORATION

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

ALLIANCE AFFILIATED EQUITIES CORPORATION

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
December 31, 2007

The Company is exempted under Rule 15c3-3(k)(2)(i).

* * * * *

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Alliance Affiliated Equities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2008

Accord Cop & Co.

END